Exhibit 99.2

Statement of Financial Position

and

Statement of Comprehensive Income

POSCO(the “Company”)

POSCO(the “Company”)

Separate Statement of Financial Position

As of December 31, 2020 and 2019

(Unit: KRW)

	December 31, 2020	December 31, 2019
Asset
[Total current assets]	19,579,953,330,110	18,216,066,010,030
(1) Cash and Cash equivalents	1,822,659,511,020	978,138,798,756
(2) Trade accounts and notes receivable, net	3,693,535,160,508	3,987,041,395,595
(3) Other receivables, net	279,555,037,069	321,351,931,552
(4) Other short-term financial assets	9,607,632,144,254	7,858,978,596,860
(5) Inventories	4,093,829,396,206	4,988,529,839,417
(6) Assets held for sale	32,244,076,007	53,923,984,354
(7) Other current assets	50,498,005,046	28,101,463,496
[Total non-current assets]	37,215,015,171,419	37,494,700,407,090
(1) Long-term trade accounts and notes receivable, net	2,455,714,886	6,014,418,293
(2) Other receivables, net	84,036,676,414	56,468,222,327
(3) Other long-term financial assets	1,072,817,355,419	1,257,896,025,839
(4) Investments in subsidiaries, associates and joint ventures	14,883,152,081,135	15,069,857,442,875
(5) Investment property, net	149,616,567,731	158,076,902,701
(6) Property, plant and equipment, net	20,216,932,016,206	20,132,198,550,174
(7) Intangible assets, net	621,926,266,536	708,914,719,964
(8) Defined benefit assets, net	76,501,161,995
(9) Other non-current assets	107,577,331,097	105,274,124,917
Total assets	56,794,968,501,529	55,710,766,417,120
Liabilities
[Current Liabilities]	5,089,110,669,881	3,331,446,367,137
(1) Trade accounts and notes payable	1,258,470,168,712	667,550,795,243
(2) Short-term borrowings and current installments of long-term borrowings	2,408,391,758,582	1,146,475,925,098
(3) Other payables	1,127,323,121,432	1,113,002,704,839
(4) Other short-term financial liabilities	12,788,134,610	10,969,086,444
(5) Current income tax liabilities	137,857,659,789	237,293,512,210
(6) Provisions	63,603,755,316	21,006,673,984

(7) Other current liabilities	80,676,071,440	135,147,669,319
[Non-current Liabilities]	6,591,153,732,744	6,765,134,918,740
(1) Long-term borrowings, excluding current installments	5,346,944,320,958	5,191,536,543,801
(2) Other payables	220,612,043,603	222,802,262,187
(3) Other long-term financial liabilities	122,154,164,264	46,925,496,385
(4) Defined benefit liabilities, net		54,146,093,851
(5) Deferred tax liabilities	848,316,508,827	1,190,553,024,206
(6) Long-term provisions	52,602,260,738	53,941,502,242
(7) Other non-current liabilities	524,434,354	5,229,996,068
Total Liabilities	11,680,264,402,625	10,096,581,285,877
Equity
I. Share capital	482,403,125,000	482,403,125,000
II. Capital surplus	1,339,288,764,328	1,252,220,277,524
III. Hybrid bonds	199,383,500,000	199,383,500,000
IV. Reserves	(296,625,997,051)	(183,929,515,428)
V. Treasury shares	(2,391,522,759,280)	(1,508,303,486,780)
VI. Retained earnings	45,781,777,465,907	45,372,411,230,927
Total equity	45,114,704,098,904	45,614,185,131,243
Total liabilities and equity	56,794,968,501,529	55,710,766,417,120

POSCO(the “Company”)

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(Unit: KRW)

	2020	2019
I. Revenue	26,509,920,446,184	30,373,510,738,515
II. Cost of Sales	24,323,352,080,110	26,700,873,690,120
III. Gross profit	2,186,568,366,074	3,672,637,048,395
IV. Selling and administrative expenses	1,051,371,800,929	1,086,277,696,663
(1) Reversal of (impairment loss) on trade accounts and notes receivable	4,371,872,040	(4,534,821,063)
(2) Other administrative expenses	807,626,100,506	851,140,065,519
(3) Selling expenses	239,373,828,383	239,672,452,207
V. Operating profit	1,135,196,565,145	2,586,359,351,732
VI. Finance income and costs	410,482,753,715	360,440,231,705
(1) Finance income	1,230,684,213,438	868,681,977,486
(2) Finance costs	(820,201,459,723)	(508,241,745,781)
VII. Other non-operating income and expenses	(527,799,352,070)	(1,115,550,683,594)
(1) Reversal of (impairment loss) on other receivables	487,350,059	(286,432,701)
(2) Other non-operating income	146,548,122,785	238,210,001,986
(3) Other non-operating expenses	(674,834,824,914)	(1,353,474,252,879)
VIII. Profit before income tax	1,017,879,966,790	1,831,248,899,843
IX. Income tax expense	52,016,526,439	655,536,497,544
X. Profit	965,863,440,351	1,175,712,402,299
XI. Other comprehensive income (loss)	(61,783,269,016)	(65,599,558,850)
(1) Items that will not be reclassified subsequently to profit or loss
1. Remeasurements of defined benefit plans	53,815,672,041	(80,554,476,393)
2. Net changes in fair value of equity investments at fair value through other comprehensive income	(115,598,941,057)	14,954,917,543
XII. Total comprehensive income	904,080,171,335	1,110,112,843,449
XIII. Basic and diluted earnings per share (in Won)
(1) Basic earnings per share (in Won)	12,123	14,592
(2) Diluted earnings per share (in Won)	12,123	14,592